EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State Or Country Of Organization
Buzztime Entertainment, Inc.	Delaware

NTN Wireless Communications, Inc.	Delaware

Software Solutions, Inc.	Delaware

NTN Canada, Inc.	Canada

NTN Buzztime Limited	United Kingdom

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of the registrant are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.